Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter Results

2020 full year guidance reiterated; strength of Pembina's fee-based business continues to drive resilience

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), including net revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), cash flow from operating activities per common share, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein.

CALGARY, AB, Aug. 6, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the second quarter of 2020.

Pembina continues to demonstrate its resilience even during the challenging environment created by the COVID-19 pandemic and concurrent decline in global energy prices.

  Pembina's assets have continued to operate safely and reliably throughout the pandemic, ensuring uninterrupted service to our customers, which is a testament to the Company's dedicated staff;
  Based on management's evaluation of current market conditions and the COVID-19 dynamic, Pembina continues to expect 2020 adjusted EBITDA to remain within the previously disclosed guidance range of $3.25 billion to $3.55 billion, albeit near the lower end of the range, based on current estimates. This outlook includes an expectation that the 2020 adjusted EBITDA contribution from the Marketing & New Ventures segment will be approximately $125 million lower than was assumed in the mid-point of the original guidance range. The impact of lower interruptible revenue in the Pipelines and Facilities segments is expected to be largely offset by operating and administrative cost savings and efficiencies, which have been implemented throughout the business, the majority of which management believes are sustainable into 2021;
  During the second quarter, the impact of low crude oil and NGL prices was seen through lower producer activity and a temporary decline in physical volumes in certain of Pembina's businesses. Yet, the impact to Pembina's financial results has not been as significant, as a highly contracted commercial framework, paired with broad diversification of customers and commodities, ensured a resilient business foundation even during these difficult times;
  The Company's counterparties have managed well through the pandemic. Pembina's accounts receivables remain 97 percent current, meaning they are paid within 30 days, and Pembina's counterparty portfolio is approximately 75 percent investment grade, secured or split-rated; and
  Pembina's longstanding commitment to its financial guardrails and the steps taken recently to preserve its balance sheet and enhance its liquidity are expected to allow the Company to exit 2020 in a strong financial position, ensuring its ability to restart various capital projects when it is deemed prudent to do so and providing confidence in the Company's ability to fund a stable and growing dividend.

Financial and Operational Overview

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted) (unaudited)	2020	2019	2020	2019
Revenue	1,268	1,808	2,939	3,776
Net revenue(1)	776	758	1,641	1,532
Gross profit	455	629	1,183	1,217
Earnings	253	664	567	977
Earnings per common share – basic (dollars)	0.39	1.23	0.89	1.79
Earnings per common share – diluted (dollars)	0.39	1.23	0.89	1.78
Cash flow from operating activities	642	661	1,052	1,269
Cash flow from operating activities per common share – basic (dollars)(1)	1.17	1.29	1.91	2.49
Adjusted cash flow from operating activities(1)	586	550	1,162	1,128
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.07	1.08	2.11	2.21
Common share dividends declared	347	302	693	592
Dividends per common share (dollars)	0.63	0.59	1.26	1.16
Capital expenditures	211	434	694	795
Total volume (mboe/d) (2)	3,427	3,384	3,468	3,395
Adjusted EBITDA(1)	789	765	1,619	1,538

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2020			2019			2020			2019
($ millions, except where noted) (unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,555	376	540	2,518	360	472	2,592	772	1,090	2,514	700	929
Facilities	872	163	250	866	167	236	876	337	506	881	325	468
Marketing & New Ventures (3)	—	(85)	29	—	100	97	—	72	84	—	193	218
Corporate	—	1	(30)	—	2	(40)	—	2	(61)	—	(1)	(77)
Total	3,427	455	789	3,384	629	765	3,468	1,183	1,619	3,395	1,217	1,538

(1)	Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis for the period ended June 30, 2020 ("MD&A") for further information.

Financial & Operational Highlights

  Earnings in the second quarter of $253 million represent a 62 percent decrease over the same period in the prior year. Earnings were positively impacted by higher gross profit in Pipelines and consistent gross profit in Facilities, as the contribution from additional assets following the acquisition of Kinder Morgan Canada and the U.S. portion of the Cochin Pipeline (the "Kinder Acquisition") offset weaker global energy demand resulting from the ongoing COVID-19 pandemic. Marketing & New Ventures was impacted by lower margins on crude oil and NGL sales during the quarter as a result of reduced crude oil activities due to market conditions in addition to lower frac spreads, which impacted NGL margins. Additionally, Marketing & New Ventures recognized higher unrealized losses on commodity-related derivatives, due to contracts maturing and increasing forward prices for crude oil and NGL compared to contract positions, and a lower contribution from Aux Sable as a result of lower NGL margins and a narrower AECO-Chicago natural gas price differential. Deferred taxes increased as the enactment of Alberta's Bill 3, which reduced the Alberta corporate income tax rate from 12 percent to eight percent, resulted in a large deferred tax recovery during the second quarter of 2019. General & administrative and other expense decreased due to the recognition of other income associated with the Canadian Emergency Wage Subsidy, combined with lower incentive costs.
  Second quarter adjusted EBITDA of $789 million represents a three percent increase over the same period in the prior year. The second quarter was positively impacted largely by the contribution from new assets following the Kinder Acquisition, combined with a realized gain on commodity-related derivatives. This was partially offset by lower margins on crude oil and NGL sales in the marketing business as a result of lower commodity prices and frac spreads during the second quarter of 2020, and a lower contribution from Alliance due to lower interruptible volumes and from Aux Sable due largely to lower NGL margins.
  Cash flow from operating activities of $642 million for the second quarter was a decrease of three percent over the same period in the prior year. The decrease was primarily driven by a change in non-cash working capital, a decrease in distributions from equity accounted investees and an increase in net interest paid, partially offset by the increase in operating results after adjusting for non-cash items, an increase in payments that were received and deferred and a decrease in taxes paid. On a per share (basic) basis, cash flow from operating activities for the second quarter decreased by nine percent, compared to the same period in the prior year, due to the same factors, as well as additional common shares issued pursuant to the Kinder Acquisition.
  Adjusted cash flow from operating activities of $586 million in the second quarter was a seven percent increase over the same period in the prior year. The increase was largely due to the same factors impacting cash flow from operating activities, net of the change in non-cash working capital and higher current tax expense. On a per share (basic) basis, adjusted cash flow from operating activities for the second quarter decreased by one percent compared to the same period in the prior year, due to the same factors, offset by additional common shares issued pursuant to the Kinder Acquisition.
  Total volumes of 3,427 mboe/d for the second quarter represented a one percent increase over the same period in the prior year.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the second quarter of $540 million, which represents a 14 percent increase compared to the same period in the prior year. The quarter was positively impacted by higher revenue associated with the Cochin Pipeline and Edmonton Terminals following the Kinder Acquisition, partially offset by lower conventional revenue, increased operating expenses associated with the larger asset base and a lower contribution from Alliance due to lower interruptible volumes driven by the narrower AECO-Chicago natural gas price differential.
  Pipelines volumes of 2,555 mboe/d in the second quarter represent a one percent increase compared to the same period in the prior year. Volumes were positively impacted by the contribution from the Cochin Pipeline following the Kinder Acquisition, combined with higher temporary interruptible volumes on Ruby, partially offset by lower interruptible volumes on the Peace Pipeline system and Drayton Valley Pipeline as a result of the ongoing COVID-19 pandemic.
  Facilities reported second quarter adjusted EBITDA of $250 million, which represents a six percent increase compared to the same period in the prior year. The second quarter was positively impacted by additional revenue from Vancouver Wharves and Duvernay II, combined with lower long-term incentive costs, partially offset by higher operating expenses related to Vancouver Wharves and the Duvernay Complex.

  Facilities volumes of 872 mboe/d in the second quarter, represent a one percent increase compared to the same period in the prior year. Volumes during the second quarter were impacted by higher supply volumes at the Redwater Complex and revenue volumes associated with Duvernay II, partially offset by the temporary shut-in of the Saskatchewan Ethane Extraction Plant due to low commodity prices, combined with lower volumes at the Younger Facility due to increased competition as a result of a competitor pipeline that was placed into service.
  Marketing & New Ventures reported second quarter adjusted EBITDA of $29 million, which represents a 70 percent decrease compared to the same period in the prior year. The second quarter decrease was largely due to lower margins on crude oil and NGL sales, as a result of the lower crude oil and NGL prices and frac spreads during the second quarter of 2020, combined with a lower contribution from Aux Sable due to lower NGL margins and the narrower AECO-Chicago natural gas price differential, partially offset by the increased realized gain on commodity-related derivative financial instruments.

  NGL sales volumes of 156 mboe/d in the second quarter, represent an 11 percent decrease compared to the same period in the prior year. Volumes for the second quarter were negatively impacted by increased storage positions for NGL with the intention to monetize them during the upcoming winter season of 2020-2021, partially offset by increased volumes at Aux Sable.

Executive Overview

Management believes that Pembina's second quarter financial and operational results reflect the full impact of the ongoing COVID-19 pandemic and the concurrent decline in global energy prices. While much uncertainty remains, based on management's evaluation of current market conditions and the COVID-19 dynamic, the expectation is that the second quarter will be the quarter most impacted by these events in 2020. The outlook for the remainder of the year is more positive as economies around the world have entered various stages of re-opening and global energy prices have rebounded significantly from the lowest levels seen during this crisis.

Despite the challenging environment there are notable positives:

  Pembina's assets have continued to operate safely and reliably throughout the pandemic, ensuring uninterrupted service to our customers, which is a testament to the Company's dedicated staff;
  Pembina continues to expect 2020 adjusted EBITDA to remain within the previously disclosed guidance range of $3.25 billion to $3.55 billion, albeit near the lower end of the range, based on current estimates. This outlook includes an expectation that the 2020 adjusted EBITDA contribution from the Marketing & New Ventures segment will be approximately $125 million lower than was assumed in the mid-point of the original guidance range. The impact of lower interruptible revenue in the Pipelines and Facilities segments is expected to be largely offset by operating and administrative cost savings and efficiencies, which have been implemented throughout the business, the majority of which management believes are sustainable into 2021. Approximately 70 percent of the forecasted 2020 adjusted EBITDA is derived from cost-of-service or take-or-pay contracts with no volume or price risk;
  During the second quarter, the impact of low crude oil and NGL prices was seen through lower producer activity and a temporary decline in physical volumes in certain of Pembina's businesses. Yet, the impact to Pembina's financial results has not been as significant, as a highly contracted commercial framework, paired with broad diversification of customers and commodities, ensured a resilient business foundation even during these difficult times;
  The Company's counterparties have managed well through the pandemic. Pembina's accounts receivables remain 97 percent current, meaning they are paid within 30 days, and Pembina's counterparty portfolio is approximately 75 percent investment grade, secured or split-rated; and
  Pembina's longstanding commitment to its financial guardrails and the steps taken recently to preserve its balance sheet and enhance its liquidity are expected to allow the Company to exit 2020 in a strong financial position, ensuring its ability to restart various capital projects when it is deemed prudent to do so and providing confidence in the Company's ability to fund a stable and growing dividend.

In Pembina's conventional pipeline business, the second quarter saw an approximately nine percent decrease in physical volumes compared to an average of the prior two quarters. Systems such as Peace, which are underpinned by a high degree of take-or-pay contracts, were slightly less impacted and systems without those contractual underpinnings, such as Drayton Valley, were slightly more impacted. Overall, physical volumes reached their lows in early May, at levels approximately 16 percent below the average levels from the prior two quarters. This represents a decrease of approximately 135,000 barrels per day ("bpd"), resulting from a combination of producer shut-ins and advancement of turnarounds and maintenance work.  For Pembina, this low point was relatively short-lived and since early May, physical volumes in the conventional pipeline business have been steadily improving, albeit still approximately seven percent below first quarter levels. With stronger commodity prices driving higher interruptible volumes, and the placement into service of the Phase VI Peace Pipeline Expansion, physical volumes in the second half of the year are expected to continue to improve.

The marketing business endured one of the toughest periods in its history during the second quarter. The crude oil component of the business has been negatively impacted by reduced crude oil activities due to lower prices and tighter price differentials. Similarly, the NGL component of the business has seen relatively strong natural gas prices combined with weaker NGL prices, resulting in narrower frac spreads. With weaker NGL prices during the quarter, Pembina took the proactive approach to store additional NGL volumes, with the intent to monetize those volumes during the upcoming winter of 2020-2021. Fortunately, the recovery in both crude oil and NGL forward prices from second quarter lows continues to look more favourable.

Pembina has hedged 50 percent of its NGL frac spread exposure for 2020, excluding Aux Sable, and these hedges were entered into systematically throughout 2019 at prices higher than those experienced to date in 2020. This has resulted in significant realized hedging gains in the year-to-date results and provides ongoing protection for the remainder of the year. To date, Pembina has hedged approximately 40 percent of its 2021 frac spread exposure, excluding Aux Sable. The 2021 hedges have been entered into throughout 2019 and 2020 and therefore reflect a combination of higher and lower frac spread environments but overall, provide protection against further narrowing of 2021 frac spreads. Pembina intends to continue to execute on its 2021 derivative program through the third quarter of 2020 with an intent to hedge approximately 50 percent of its 2021 frac spread exposure, excluding Aux Sable.

During the first quarter, the Company took the unprecedented, but prudent, step to defer $4.5 billion of capital projects, reducing its 2020 capital investment plans by between $900 million and $1.1 billion. At the midpoint of 2020, Pembina is on track to realize a reduction in its capital investment plan of approximately $1.1 billion. Challenging weather conditions and COVID-19 related precautions and delays resulted in capital cost overruns in 2020 of approximately $100 million. Additionally, during the second quarter Pembina added approximately $90 million of additional growth capital investment into 2020. These investments are accretive, commercially-supported projects in key focus areas. Pembina's 2020 capital program is now expected to total approximately $1.5 billion.

Looking beyond 2020, Pembina remains focused on growing the business and meeting its customers' needs. Pembina continues to evaluate its portfolio of both new and deferred projects for conditions under which they can commence.

The Phase VII, VIII and IX Peace Pipeline Expansions will continue to be evaluated based on customer needs and an assessment of future transportation requirements in the Western Canadian Sedimentary Basin, including greater stability in volumes and prices and a clearer forecast of basin activity. In the interim, Pembina is well positioned to handle all customers' volumes, with approximately 250,000 bpd of currently available physical capacity on the Peace and Northern systems and the option to provide additional low-cost solutions such as targeted minor capital projects to meet specific producers' needs.

Regarding Canada Kuwait Petrochemical Limited Partnership's ("CKPC") PDH/PP Facility, the project team has substantially completed the activities to safely and cost-effectively defer the project. The fabrication of critical long-lead items has continued, and key talent and knowledge have been retained, all to preserve project value for an efficient potential re-start. Pembina and its joint-venture partner continue to evaluate a number of factors related to the project. First, a necessary condition is that the safety of all personnel can be assured. Second, while the immediate incremental costs associated with COVID-19 were contained by the decision to defer the project, the future and ongoing risks need to be understood and priced into the project cost estimate. Third, the full impact of COVID-19 on the global economy and future demand for polypropylene remains uncertain and needs to be carefully evaluated. Fourth, with both Federal and Provincial governments, as well as our project financing syndicate, indicating extensions have, or will be, granted, we remain confident that the original investment parameters can be re-confirmed. Finally, the project restart is subject to CKPC Management Committee approval and each partners' board approval.

The Prince Rupert Terminal Expansion and the Empress Co-generation Facility are progressing to be in a position for a potential re-start and we are adding other projects to this list, which could expand or extend Pembina's existing value chain and customer service offering.

The capital project deferrals discussed above ensure Pembina will maintain liquidity and leverage levels to preserve its strong financial position even in the event of a prolonged downturn. Pembina further enhanced its liquidity position during the second quarter by terming out approximately $850 million of debt drawn on the Company's credit facility and establishing a new $800 million revolving credit facility. Following the early redemption in July of $200 million of senior notes originally due in 2021, Pembina's liquidity position currently stands at $2.8 billion. With no debt maturities for the balance of 2020 and $600 million of maturities distributed throughout 2021, Pembina's liquidity position is ample.

The recent debt issuances, at a weighted average term to maturity of 17 years and a rate of approximately 3.2 percent, provided a strong endorsement from a broad cross section of the debt capital markets. Combined with the recent affirmation of Pembina's BBB credit rating by both Standard & Poor's and DBRS Limited, this validates the Company's strong financial position.  The previously announced initiatives on non-core asset sales in the range of $200 to $500 million is progressing as planned. Pembina expects to be able to provide more details with the release of the Company's third quarter results in the fall.

The first half of 2020 has seen Pembina rise to an unprecedented challenge, reacting quickly and effectively in service of its stakeholders. Pembina's growth and diversification over recent years, combined with an unwavering commitment to its financial guardrails, ensured the Company was well positioned for a black swan event such as COVID-19. As a result of the decisive intervention taken early in the pandemic, Pembina expects to deliver financial results within its original guidance range and exit 2020 in a strong financial position. This will allow the Company to resume its deferred capital projects and continue its long track record of growth and providing its customers with exceptional value through its unmatched integrated value chain. As our employees begin a prudent transition back to our offices, we expect things to continue to normalize and we feel fortunate, all things considered.

Projects and New Developments1

Pipelines:

  Pembina's Phase VI Peace Pipeline Expansion was placed into service during the quarter.
  Pacific Gas and Electric Company ("PG&E"), the largest shipper on Ruby, emerged from bankruptcy in early July after filing for Chapter 11 protection in late January 2019. PG&E's contracts on Ruby have been affirmed with certain mutually beneficial amendments.
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[1] For further details on the Company's significant assets, including definitions, refer to Pembina's Annual Information Form filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Facilities:

  Pembina continues to progress Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20 mbpd of inlet condensate stabilization; and other associated infrastructure. All equipment and pipe racks have been installed onsite. Mechanical construction was substantially complete at the end of July, electrical work is underway and the commissioning team mobilized in July to commence final walk-downs and dry commissioning. The capital budget is $200 million and the project is trending under budget with an expected in-service date in the fourth quarter of 2020.
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress NGL Extraction Facility. These facilities are expected to add approximately 30 mbpd of propane-plus fractionation capacity to the facility, enabling Pembina to optimize propane marketing from that facility between eastern and western markets. Pipeline and rail track construction is complete, mechanical and electrical construction is progressing on the fractionation and rail sites and pre-commissioning work has commenced. The project has a total capital budget of $120 million and an anticipated in-service date of late 2020.
  Development continues at Pembina's Prince Rupert Terminal located on Watson Island, British Columbia. The 25 mbpd project will primarily source propane from the Company's Redwater Complex. Facility piping work, on-site sphere assembly and marine retrofit work continued until early March. As a result of the COVID-19 pandemic, Pembina temporarily halted all site construction activities, resulting in a delay to the in-service date, which is now expected to be in the first quarter of 2021, subject to regulatory and environmental approvals. A reduced construction workforce was re-mobilized to site in mid-May and continued with facility piping work, and on site sphere assembly. Electrical, substation, marine rehabilitation and rail contractors have also re-mobilized to site. The project has a capital budget of $250 million and is trending over budget.
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. Construction is underway. The capital budget for the Hythe Developments project is $240 million, net to Pembina, with an anticipated in-service date of late 2020.

Marketing & New Ventures:

  Regulatory processes for the proposed Jordan Cove LNG Project ("Jordan Cove") are ongoing. During the quarter, the United States Department of Energy announced an issuance order authorizing Jordan Cove to export liquefied natural gas from the proposed export terminal in Coos Bay, Oregon. The issuance order marks another important step forward for this project. Jordan Cove represents a significant opportunity to bring tremendous economic benefits to the State of Oregon and Western Colorado and make a substantial contribution to global climate change, displacing coal usage in Asia. The Company remains focused on completing the regulatory process, receiving the remaining permits required to proceed and enabling the commercial viability of the project. The timing and ultimate approval of this project is uncertain and dependent upon receipt of these remaining approvals.

Financing

  As previously announced, on April 6, 2020, Pembina entered into a new $800 million unsecured revolving credit facility (the "Facility") with certain existing key lenders. The Facility is available for general corporate purposes, thereby providing additional liquidity and flexibility should it be required. The Facility has an initial term of two years. The other terms and conditions of the Facility, including financial covenants, are substantially similar to Pembina's existing $2.5 billion revolving credit facility.
  As previously announced, on May 7, 2020, Pembina entered into an unsecured U.S. $250 million non-revolving term loan with a global bank, which provides additional liquidity and flexibility in Pembina's capital structure in the current market conditions. The term loan has an initial term of five years. The other terms and conditions of the credit facility, including financial covenants, are substantially similar to Pembina's unsecured $2.5 billion revolving credit facility.
  As previously announced, Pembina closed a $500 million issuance of senior unsecured medium-term notes (the "Offering") on May 28, 2020. The Offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 16 having a fixed coupon of 4.67 percent per annum, payable semi-annually, and maturing on May 28, 2050; and $100 million principal amount issued through a re-opening of the Company's 3.71 percent medium-term notes, series 7, payable semi-annually, and maturing on August 11, 2026. The net proceeds were used to repay indebtedness of the Company under its unsecured $2.5 billion revolving credit facility due May 2024 incurred in connection with the acquisition of the U.S. portion of the Cochin Pipeline system, as well as to fund Pembina's capital program and for general corporate purposes.
  On June 1, 2020, Pembina announced that it did not intend to exercise its right to redeem the 8,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 shares ("Series 19 Shares") outstanding on June 30, 2020. The annual dividend rate for the Series 19 Shares for the five-year period from and including June 30, 2020 to, but excluding, June 30, 2025 will be 4.684 percent.
  On July 10, 2020, Pembina's $200 million senior unsecured notes, series C, were fully repaid through an early redemption. The series C notes were originally set to mature in September 2021.

Dividends

  Declared and paid dividends of $0.21 per common share in April, May and June 2020 for the applicable record dates.
  Declared and paid quarterly dividends per preferred share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of May 1, 2020. Declared and paid quarterly dividends per preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.3125 to shareholders of record on June 15, 2020. Declared and paid quarterly dividends per preferred share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on April 30, 2020.

Second Quarter 2020 Conference Call & Webcast

Pembina will host a conference call on Friday, August 7, 2020 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the second quarter of 2020. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 14, 2020 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 8295027.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1290104&tp_key=f940364325 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development and expected timing of new business initiatives and growth opportunities and the expected timing thereof; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines, systems gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; the impact of current market conditions on Pembina; and the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the Kinder Acquisition) due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share and fee-based distributable cash flow, which do not have any standardized meaning under IFRS. Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit from Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in adjusted EBITDA.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the year ended June 30, 2020, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2020/06/c3303.html

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:01e 06-AUG-20